FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 under
the Securities Exchange Act of 1934

For the quarterly period ended March 31, 2006

ICON plc
(Registrant’s name)

0-29714
(Commission file number)

South County Business Park, Leopardstown, Dublin 18, Ireland.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Yes X	No ____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____	No X

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ____	No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 N/A

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 (Registration No. 333-133371) of ICON plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by ICON plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.

ICON plc

GENERAL

As used herein, “ICON”, the “Company” and “we” refer to ICON plc and its consolidated subsidiaries, unless the context requires otherwise.

Business

We are a contract research organization, or CRO, providing clinical research and development services on a global basis to the pharmaceutical, biotechnology and medical device industries. Our focus is on supporting the conduct of clinical trials. We have historically done so by providing such services as Phase I - IV clinical trials management, study design, laboratory services and drug development support. We believe that we are one of a select group of CROs with the capability and expertise to conduct clinical trials in most major therapeutic areas on a global basis. We have approximately 3,200 employees worldwide, with operations in 41 locations in 27 countries, including the United States and major markets in Europe and Rest of World. For the three months ended March 31, 2006, we derived approximately 61.8%, 31.3%, and 6.9% of our net revenue in the United States, Europe and Rest of World, respectively.

Headquartered in Dublin, Ireland, we began operations in 1990 and have expanded our business through internal growth and strategic acquisitions.

On July 27, 2005 the Board of Directors of the Company approved a change of the Company’s fiscal year end from a twelve-month period ending on May 31 to a twelve-month period ending on December 31. The Company made this change in order to align its fiscal year end with the majority of other contract research organizations. As a requirement of this change, the Company reported results for the seven-month period from June 1, 2005 to December 31, 2005 as a separate transition period in a Transition Report filed on Form 20-F. From January 1, 2006, the Company’s fiscal quarters will end on the last day of March, June, September and December of each year. Information set out in this report for the current quarter is for the three months ending March 31, 2006. Comparative income statement and cash flow information, together with related notes, is for the three months ending February 28, 2005. Comparative balance sheet information and related notes are stated as at December 31, 2005.

ICON plc
CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT MARCH 31, 2006 AND DECEMBER 31, 2005

	(Unaudited)	(Audited)
	March 31,	December 31,
	2006	2005
	(in thousands)
ASSETS
Current Assets:
Cash and cash equivalents	$62,469	$59,509
Short term investments - available for sale	22,809	22,809
Accounts receivable	78,648	71,450
Unbilled revenue	63,313	62,270
Other receivables	6,559	6,435
Deferred tax asset	1,919	1,554
Prepayments and other current assets	12,777	11,089
Total current assets	248,494	235,116
Other Assets:
Property, plant and equipment, net	49,279	47,652
Goodwill	66,050	65,731
Non-current deferred tax asset	550	452
Intangible assets	85	116
Total Assets	$364,458	$349,067

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$10,252	$7,575
Payments on account	55,077	50,211
Other liabilities	31,327	33,184
Deferred tax liability	682	682
Bank credit lines and loan facilities	-	4,856
Income taxes payable	8,757	6,296
Total current liabilities	106,095	102,804
Other Liabilities:
Long term government grants	1,157	1,160
Long term finance leases	123	152
Non-current deferred tax liability	2,627	2,499
Minority interest	936	894
Total Liabilities	110,938	107,509

Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 20,000,000 shares authorized,
14,091,097 shares issued and outstanding at March 31, 2006 and 14,018,092 shares issued and outstanding at December 31, 2005	998	993
Additional paid-in capital	126,135	123,333
Accumulated other comprehensive income	5,023	3,409
Merger reserve	47	47
Retained earnings	121,317	113,776
Total Shareholders’ Equity	253,520	241,558
Total Liabilities and Shareholders’ Equity	$364,458	$349,067
The accompanying notes are an integral part of these consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND FEBRUARY 28, 2005
(UNAUDITED)

	Three Months Ended
	March 31,	February 28,
	2006	2005
	(in thousands)
Revenue:
Gross revenue	$140,644	$113,341
Subcontractor costs	(42,149)	(30,486)
Net revenue	98,495	82,855
Costs and expenses:
Direct costs (note 4)	54,704	46,008
Selling, general and administrative (note 4)	30,280	27,385
Depreciation and amortization	3,445	3,424
Other charges	-	11,275
Total costs and expenses	88,429	88,092

Income/(loss) from operations	10,066	(5,237)
Interest income	658	309
Interest expense	(11)	(54)

Income/(loss) before provision for income taxes	10,713	(4,982)
Provision for income taxes	(3,130)	(521)
Minority interest	(42)	(25)

Net income /(loss)	$7,541	$(5,528)

Net income/(loss) per ordinary share:
Basic	$0.54	$(0.40)
Diluted	$0.53	$(0.40)

Weighted average number of ordinary shares outstanding:
Basic	14,042,017	13,866,236

Diluted	14,109,534	14,077,910

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND FEBRUARY 28, 2005
(UNAUDITED)
	Three Months Ended
	March 31,	February 28,
	2006	2005
	(in thousands)
Cash flows from operating activities:
Net income/(loss)	$7,541	$(5,528)
Adjustments to reconcile net income to net cash
provided by operating activities:
Loss on disposal of property, plant and equipment	-	75
Depreciation and amortization	3,445	3,424
Amortization of grants	(28)	(53)
Non-cash stock compensation expense	930	-
Deferred taxes	(335)	-
Minority interest	42	25
Other Charges	-	11,275
Changes in assets and liabilities:
(Increase)/decrease in accounts receivable	(6,737)	9,355
Increase in unbilled revenue	(1,014)	(11,141)
Decrease/(increase) in other receivables	276	(1,191)
Increase in prepayments and other current assets	(1,598)	(1,249)
Increase in payments on account	4,832	7,070
(Decrease)/increase in other liabilities	(1,829)	74
Increase/(decrease) in income taxes payable	2,380	(482)
Increase in accounts payable	2,639	956
Net cash provided by operating activities	10,544	12,610
Cash flows from investing activities:
Purchase of property, plant and equipment	(4,516)	(2,793)
Purchase of intangible asset	-	(250)
Purchase of subsidiary undertakings and acquisition costs	-	(42)
Deferred payments in respect of historical acquisitions	-	(162)
Net cash used in investing activities	(4,516)	(3,247)
Cash flows from financing activities:
Repayment of bank overdraft	(4,888)	(10,000)
Proceeds from exercise of share options	1,882	411
Share issuance costs	(5)	(28)
Repayment of other liabilities	(29)	1
Net cash used in financing activities	(3,040)	(9,616)
Effect of exchange rate movements on cash	(28)	175
Net increase/(decrease)in cash and cash equivalents	2,960	(78)
Cash and cash equivalents at beginning of period	59,509	41,975
Cash and cash equivalents at end of period	$62,469	$41,897

ICON plc

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(UNAUDITED)

				Accumulated
			Additional	Other
			Paid-in	Comprehensive	Retained	Merger
	Shares	Amount	Capital	Income	Earnings	Reserve	Total

	(dollars in thousands, except per share data)

Balance at December 31, 2005	14,018,092	$993	$123,333	$3,409	$113,776	$47	$241,558
Comprehensive Income:
Net income	-	-	-	-	7,541	-	7,541
Currency translation adjustment	-	-	-	1,614	-	-	1,614
Total comprehensive income							9,155
Exercise of share options	73,005	5	1,877	-	-	-	1,882
Share issue costs	-	-	(5)	-	-	-	(5)
Non-cash stock compensation expense	-	-	930	-	-	-	930
Balance at March 31, 2006	14,091,097	$998	$126,135	$5,023	$121,317	$47	$253,520

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
MARCH 31, 2006

1. Basis of Presentation

These condensed consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”), have not been audited. The condensed consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary to present a fair statement of the operating results and financial position for the periods presented. The preparation of the condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures in the condensed consolidated financial statements. Actual results could differ from those estimates. As discussed in note 4, the Company adopted Statement of Accounting Standard (“SFAS”) 123 (revised 2004) Share Based Payment (“SFAS 123R”) effective from January 1, 2006. There were no other significant change in ICON plc’s accounting policies from those outlined in ICON’s Transition Report on Form 20-F for the seven month period ended December 31, 2005.

The condensed consolidated financial statements should be read in conjunction with the accounting policies and notes to the consolidated financial statements included in ICON’s Transition Report on Form 20-F for the seven months ended December 31, 2005. Operating results for the three months ended March 31, 2006 are not necessarily indicative of the results that may be expected for the fiscal period ending December 31, 2006.

2. Goodwill

	March 31,	December 31,
	2006	2005
	(in thousands)
Opening balance	$65,731	$67,440
Foreign exchange movement	319	(1,709)
Closing balance	$66,050	$65,731

The goodwill balance relates entirely to the clinical research segment.

3. Net income per ordinary share

Basic net income per ordinary share has been computed by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net income per ordinary share is computed by adjusting the weighted average number of ordinary shares outstanding during the period for all potentially dilutive ordinary shares outstanding during the period and adjusting net income for any changes in income or loss that would result from the conversion of such potential ordinary shares.

There is no difference in net income used for basic and diluted net income per ordinary share. The reconciliation of the number of shares used in the computation of basic and diluted net income per ordinary share is as follows:

	Three Months Ended
	March 31,	February 28,
	2006	2005
Weighted average number of ordinary shares outstanding for basic net income per ordinary share	14,042,017	13,866,236
Effect of dilutive share options outstanding	67,517	211,674
Weighted average number of ordinary shares for diluted net income per ordinary share	14,109,534	14,077,910

4. Stock Options

On January 17, 2003, the Company adopted the Share Option Plan 2003 (the “2003 Plan”) pursuant to which the Compensation Committee of the Board may grant options to officers and other employees of the Company or its subsidiaries for the purchase of ordinary shares. Each option will be either an incentive stock option, or ISO, as described in Section 422 of the Code or an employee stock option, or NSO, as described in Section 422 or 423 of the Code. Each grant of an option under the 2003 Plan will be evidenced by a Stock Option Agreement between the optionee and the Company. The exercise price will be specified in each Stock Option Agreement, however option prices for an ISO will not be less than 100% of the fair market value of an ordinary share on the date the option is granted.

An aggregate of 1.5 million ordinary shares have been reserved under the 2003 Plan; and in no event will the number of ordinary shares that may be issued pursuant to options awarded under the 2003 Plan exceed 10% of the outstanding shares, as defined in the 2003 Plan, at the time of the grant. Further, the maximum number of ordinary shares with respect to which options may be granted under the 2003 Plan during any calendar year to any employee shall be 100,000 ordinary shares.

No options can be granted after January 17, 2013.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Accounting Standards (“SFAS”) 123 (revised 2004), Share Based Payment (“SFAS 123R”) which replaced SFAS 123 Accounting for Stock-Based Compensation and supersedes Accounting Principles Board (“APB”) Opinion No. 25 Accounting for Stock Issued to Employees. SFAS 123R requires, with effect from accounting periods beginning after June 15 2005, that all share based payments to employees, including stock options granted, be recognized in the financial statements based on their grant date fair values.

The Company has adopted SFAS 123R with effect from January 1, 2006, with the Black-Scholes method of valuation being used to calculate the fair value of options granted. The Company adopted SFAS 123R using the modified-prospective transition method. Under that transition method compensation cost recognized in the first quarter ended March 31, 2006, includes; (a) compensation cost for all share-based payments granted prior to, but not yet vested as of, January 1, 2006, based on grant date fair value estimated in accordance with the original provisions of SFAS 123 and (b) compensation cost for all share based payments granted subsequent to January 1, 2006, based on grant date fair values estimated in accordance with the provisions of SFAS 123R. Results for prior periods have not been restated.

The following table summarizes option activity for the three months ended March 31, 2006:

	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value	Weighted Average Remaining Contractual Life

Outstanding at December 31, 2005	1,132,146	$31.50	$14.60

Granted	372,611	$43.91	$19.64
Exercised	(73,005)	$25.60	$13.89
Forfeited	(71,860)	$30.24	$14.10

Outstanding at March 31, 2006	1,359,892	$35.98	$16.06	6.2

Exercisable at March 31, 2006	399,856	$29.44	$14.03	4.7

Share option awards are generally granted with an exercise price equal to the market price of the Company’s shares at date of grant. Share options typically vest over a period of five years from date of grant and expire eight years from date of grant. The maximum contractual term of options outstanding at March 31, 2006 is eight years.

The weighted average fair value of stock options granted during the three months ended March 31, 2006, calculated using the Black-Scholes option pricing model, was $19.64 based on the following assumptions; dividend yield - 0%, risk free interest rate - 4.6%, expected volatility - 45% and weighted average expected life - 4.81 years.

On January 17, 2006, 15,000 share options, with an exercise price of $41.68, were granted to certain key employee of the Company. These options will vest between 2009 and 2014 subject to the Company’s diluted earnings achieving $4.20 per share. If the Company does not achieve diluted earnings of $4.20 per share before January 16, 2014, the option grant expires.

Expected volatility is based on historical volatility of our common stock over a period equal to the expected term of the options; the expected life represents the weighted average period of time that options granted are expected to be outstanding given consideration to vesting schedules, and our historical experience of part vesting and termination patterns. The risk-free rate is based on the U.S. gilts zero-coupon yield curve in effect at time of grant for periods corresponding with the expected life of the option.

Income from operations for the three months ended March 31, 2006, is stated after charging $0.9 million in respect of non-cash stock compensation expense. Basic and diluted earnings per share for the three months ended March 31, 2006, had SFAS 123R not been introduced would have been $0.60 and $0.59 respectively. Non-cash stock compensation expense for the three months ended March 31, 2006, has been allocated to direct costs and selling, general and administrative expenses as follows:

	Three Months Ended
	March 31,	February 28,
	2006	2005

Direct costs	$512	$-
Selling, general and administrative	418	-

	$930	$-

Non vested shares outstanding as March 31, 2006, is as follows:

	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value

Non vested outstanding at December 31, 2005	803,389	$33.20	$15.22

Granted	372,611	$43.91	$19.64
Vested	(144,104)	$32.05	$16.03
Forfeited	(71,860)	$30.24	$14.10

Non vested outstanding at March 31, 2006	960,036	$37.62	$16.90

As at March 31, 2006, total unrecognized compensation cost related to unvested options, which the Company expects to recognize over a weighted average period of 3.6 years, amounted to $12.0 million. The Company has granted options with fair values ranging from $11.55 to $19.64 per option or a weighted average fair value of $15.86 per option. The Company issues new ordinary shares for all options exercised. The total amount of fully vested share options which remained outstanding at March 31, 2006 was 72,588. The options have an average remaining contractual term of 2.1 years and average exercise price of $18.17.  The total intrinsic value of options exercised during this period was $1.02 million.

Prior to the adoption of SFAS 123R, the Company accounted for its share options in accordance with the provisions of SFAS No. 123 which allowed entities to continue to apply the provisions of APB 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied. The impact on net loss and earnings per share, had SFAS 123R been applied are as follows:

Three Months Ended
February 28, 2005

Net loss as reported	($5,528)

Deduct: Total non-cash stock compensation expense determined under fair value based method for all awards, net of related tax effects	($804)
Pro forma net loss	($6,332)

Earnings per share (in $):
Basic - as reported	(0.40)
Basic - pro forma	(0.45)
Diluted - as reported	(0.40)
Diluted - proforma	(0.45)

The weighted average fair value of stock options granted during the three months ended February 28, 2005, calculated using the Black-Scholes option pricing model, was $15.07 based on the following assumptions; dividend yield - 0%, risk free interest rate - 3.9/4.1%, expected volatility - 45% and weighted average expected life - 4.81 years.

Expected volatility is based on historical volatility of our common stock over a period equal to the expected term of the options; the expected life represents the weighted average period of time that options granted are expected to be outstanding given consideration to vesting schedules and our historical exercise and termination patterns; and the risk-free rate is based on the U.S. gilts zero-coupon yield curve in effect at time of grant for periods corresponding with the expected life of the option.

On February 7, 2005, 120,000 share options, with an exercise price of $34.40, were granted to certain key employees of the Company. These options will vest between 2008 and 2013 subject to the Company’s diluted earnings achieving $4.00 per share. If the Company does not achieve diluted earnings of $4.00 per share before February 6, 2013, the option grant expires.

5. Business Segment Information

The Company's areas of operation outside of Ireland principally include the United Kingdom, United States, Germany, Australia, Argentina, France, Japan, Israel, Singapore, Canada, Sweden, The Netherlands, Latvia, South Africa, India, Hong Kong, Taiwan, Mexico, Brazil, Russia, Hungary, Spain, Thailand, South Korea, Chile and Italy. Segment information for the three month periods ended March 31, 2006 and February 28, 2005 are as follows:

a) The distribution of net revenue by geographical area was as follows:

	Three Months Ended
	March 31,	February 28,
	2006	2005
	(in thousands)
Ireland*	$7,888	$10,402
Rest of Europe	22,951	19,631
U.S.	60,850	48,399
Other	6,806	4,423
Total	$98,495	$82,855
* All sales shown for Ireland are export sales.

b)	The distribution of net revenue by business segment was as follows:

	Three Months Ended
	March 31,	February 28,
	2006	2005
	(in thousands)
Central laboratory	$9,289	$6,371
Clinical research	89,206	76,484
Total	$98,495	$82,855

c)	The distribution of income/(loss) from operations by geographical area was as follows:

	Three Months Ended
	March 31,	February 28,
	2006	2005
	(in thousands)
Ireland	$(1,034)	$584
Rest of Europe	5,366	2,380
U.S.	4,906	(8,592)
Other	828	391
Total	$10,066	$(5,237)

d)	The distribution of income/(loss) from operations by business segment was as follows:

	Three Months Ended
	March 31,	February 28,
	2006	2005
	(in thousands)
Central laboratory	$(586)	$(10,533)
Clinical research	10,652	5,296
Total	$10,066	$(5,237)

e) The distribution of property, plant and equipment, net, by geographical area was as follows:

	March 31,	December 31,
	2006	2005
	(in thousands)
Ireland	$23,192	$22,538
Rest of Europe	7,021	6,669
U.S.	17,189	16,720
Other	1,877	1,725
Total	$49,279	$47,652

f) The distribution of property, plant and equipment, net, by business segment was as follows:

	March 31,	December 31,
	2006	2005
	(in thousands)
Central laboratory	$3,322	$3,380
Clinical research	45,957	44,272
Total	$49,279	$47,652

g)	The distribution of depreciation and amortization by geographical area was as follows:

	Three Months Ended
	March 31,	February 28,
	2006	2005
	(in thousands)
Ireland	$1,218	$1,378
Rest of Europe	559	544
U.S.	1,505	1,382
Other	163	120
Total	$3,445	$3,424

h)	The distribution of depreciation and amortization by business segment was as follows:

	Three Months Ended
	March 31,	February 28,
	2006	2005
	(in thousands)
Central laboratory	$306	$255
Clinical research	3,139	3,169
Total	$3,445	$3,424

i) The distribution of total assets by geographical area was as follows:

	March 31,	December 31,
	2006	2005
	(in thousands)
Ireland	$102,770	$91,826
Rest of Europe	63,515	80,700
U.S.	189,985	169,799
Other	8,188	6,742
Total	$364,458	$349,067

j) The distribution of total assets by business segment was as follows:

	March 31,	December 31,
	2006	2005
	(in thousands)
Central laboratory	$20,058	$17,150
Clinical research	344,400	331,917
Total	$364,458	$349,067

ICON plc

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with the unaudited Condensed Consolidated Financial Statements and accompanying notes included elsewhere herein and the Consolidated Financial Statements and related notes thereto included in our Transition Report on Form 20-F for the seven months ended December 31, 2005. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States.

Overview

We are a contract research organization, or CRO, providing clinical research and development services on a global basis to the pharmaceutical, biotechnology and medical device industries. Our focus is on supporting the conduct of clinical trials. We have historically done so by providing such services as Phase I - IV clinical trials management, study design, laboratory services and drug development support. We believe that we are one of a select group of CROs with the capability and expertise to conduct clinical trials in most major therapeutic areas on a global basis. We have approximately 3,200 employees worldwide, with operations in 41 locations in 27 countries including the United States and major markets in Europe and Rest of World. For the three months ended March 31, 2006, we derived approximately 61.8%, 31.3%, and 6.9% of our net revenue in the United States, Europe and Rest of World, respectively.

We earn revenues by providing a number of different services to our clients. These services include clinical trials management, biometric activities, consulting and laboratory services. We recognize biometric, consulting and laboratory revenues on a fee-for-service basis. Our laboratory service contracts are multiple element arrangements, with laboratory kits and laboratory testing representing the contractual elements. We determine the fair values for these elements, each of which can be sold separately, based on objective and reliable evidence of their respective fair values. Our laboratory contracts entitle us to receive non-refundable set up fees and we allocate such fees as additional consideration to the contractual elements based on the proportionate fair values of the elements. We recognize revenues for the elements on the basis of the number of deliverable units completed in a period.

We recognize clinical trials revenue on the basis of the relationship between time incurred and the total estimated duration of the contract as this represents the most accurate pattern over which our contractual obligations are fulfilled. We invoice our customers upon achievement of specified contractual milestones. This mechanism, which allows us to receive payment from our customers throughout the duration of the contract, is not reflective of revenue earned. We recognize revenues over the period from the awarding of the customer’s contract to study completion and acceptance. This requires us to estimate total expected revenue, time inputs, contract costs, profitability and expected duration of the clinical trial. These estimates are reviewed periodically and, if any of these estimates change or actual results differ from expected results, then an adjustment is recorded in the period in which they become readily estimable.

As is customary in the CRO industry, we subcontract with third party investigators in connection with clinical trials. All subcontractor costs, and certain other costs where reimbursed by clients, are, in accordance with industry practice, deducted from gross revenue to arrive at net revenue. As no profit is earned on these costs, which vary from contract to contract, we view net revenue as our primary measure of revenue growth.

Direct costs consist primarily of compensation and associated fringe benefits for project-related employees and other direct project driven costs. Selling, general and administrative expenses consist of compensation and related fringe benefits for selling and administrative employees, professional services, advertising costs and all costs related to facilities and information systems.

As the nature of our business involves the management of projects having a typical duration of one to three years, the commencement, completion, curtailment or early termination of projects in a fiscal year can have a material impact on revenues earned with the relevant clients in such years. In addition, as we typically work with some, but not all, divisions of a client, fluctuations in the number and status of available projects within such divisions can also have a material impact on revenues earned from such clients from year to year.

Although domiciled in Ireland, we report our results in U.S. dollars. As a consequence, the results of our non-United States based operations, when translated into U.S. dollars, could be materially affected by fluctuations in exchange rates between the U.S. dollar and the currency of those operations.

In addition to translation exposures, we are also subject to transaction exposures because the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred. We have 13 operations operating in U.S. dollars, 6 trading in Euros, 3 in pounds Sterling, and 1 each in Australian dollars, Singapore dollars, Yen, Israeli New Shekels, Latvian Lats, Swedish Krona, Argentine Peso, South African Rand, Indian Rupee, Russian Rouble, Canadian dollar, Hungarian Forint, Hong Kong dollar, Taiwan dollar, Mexican Peso, Brazilian Real, Chiliean Peso, South Korean Won and Thai Baht. Our operations in the United States are not materially exposed to such currency differences as the majority of our revenues and costs are in U.S. dollars. However, outside the United States the multinational nature of our activities means that contracts are usually priced in a single currency, most often pounds Sterling, U.S. dollars or Euros, while costs arise in a number of currencies, depending, among other things, on which of our offices provide staff for the contract, and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on our results of operations. We regularly review our currency exposures and hedge a portion of these, using forward exchange contracts, where natural hedges do not cover them.

We have received capital and revenue grants from Enterprise Ireland, an Irish government agency. We record capital grants as deferred income, which are credited to income on a basis consistent with the depreciation of the relevant asset. Grants relating to operating expenditures are credited to income in the period in which the related expenditure is charged. The capital grant agreements provide that in certain circumstances the grants received may be refundable in full. These circumstances include sale of the related asset, liquidation of the Company or failing to comply in other respects with the grant agreements. The operating expenditure grant agreements provide for repayment in the event of downsizing of the Company calculated by reference to any reduction in employee numbers. We have not recognized any loss contingency having assessed as remote the likelihood of these events arising. Up to March 31, 2006, we have received $2,447,579 and $1,841,504 under the capital grants and operating grants, respectively. Pursuant to the terms of the grant agreements, we are restricted from distributing some of these amounts by way of dividend or otherwise.

As we conduct operations on a global basis, our effective tax rate has depended and will depend on the geographic distribution of our revenue and earnings among locations with varying tax rates. Our results of operations therefore may be affected by changes in the tax rates of the various jurisdictions. In particular, as the geographic mix of our results of operations among various tax jurisdictions changes, our effective tax rate may vary significantly from period to period.

Results of Operations

Three Months Ended March 31, 2006 compared with Three Months Ended February 28, 2005

The following table sets forth for the periods indicated certain financial data as a percentage of net revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.

Three Months Ended
March 31,	February 28,	2005
2006	2005	to 2006
		Percentage
Percentage of Net Revenue		Increase/(decrease)

Net revenue	100.0%	100.0%	18.9%
Costs and expenses:
Direct costs	55.6%	55.5%	18.9%
Selling, general and administrative	30.7%	33.1%	10.6%
Depreciation and amortization	3.5%	4.1%	0.6%
Other charges	-	13.6%	(100.0%)
Income from operations	10.2%	(6.3)%	292.2%

Net revenue increased by $15.6 million, or 18.9%, from $82.8 million to $98.4 million. This improvement arose through a combination of increased business from existing clients and business won from new clients. Revenues in the United States, Europe and the Rest of World grew by 25.7%, 2.7% and 53.9% respectively. In the three months ended March 31, 2006, net revenue from our central laboratory business increased by 45.8% from $6.4 million to $9.3 million, while our clinical research segment grew by 16.6% from $76.5 million to $89.2 million over the period ended February 28, 2005. The increase in net revenue in our central laboratory segment is primarily due to higher testing volumes in the first quarter of fiscal 2006. The growth in net revenue in our clinical research segment is due to the expansion of our services to both existing and new clients, increased use of outsourcing by the pharmaceutical, biotechnology and medical device industries, an underlying increase in research and development spending and consolidation in the CRO industry.

Direct costs increased by $8.7 million, or 18.9%, from $46.0 million to $54.7 million, primarily due to increased staff numbers needed to support increased project related activity and the inclusion of $0.5 million non-cash stock compensation expense for the quarter ended March 31, 2006. Direct costs as a percentage of net revenue increased from 55.5% for the three months to February 28, 2005 to 55.6% for the three months to March 31, 2006.

Selling, general and administrative expenses increased by $2.9 million, or 10.6%, from $27.4 million to $30.3 million. This increase is due to the continued expansion of our operations and the inclusion of $0.4 million non-cash stock compensation expense for the quarter ended March 31, 2006. As a percentage of net revenue, selling, general and administrative expenses, decreased from 33.1% in the three months ended February 28, 2005 to 30.7% in the three months ended March 31, 2006.

Depreciation and amortization expense increased by $0.02 million, or 0.6%, from $3.42 million to $3.44 million. This increase is due to the continued investment in facilities and information technology to support the growth in activity and in providing for future capacity. As a percentage of net revenue, depreciation and amortization decreased from 4.1% in the three months ended February 28, 2005 to 3.5% in the three months ended March 31, 2006.

Other charges of $11.3 million were recognised in the three months ended February 28, 2005. These charges related to the recognition of an impairment in the carrying value of our investment in the central laboratory, a write down of certain fixed assets and the lease termination and exit costs associated with the consolidation of some of our office facilities in the US.

Income from operations increased by $15.3 million, or 292.2%, from a loss of $5.2 million for the three months ended February 28, 2005, to a profit of $10.1 million for the three months ended March 31, 2006. As a percentage of net revenue, income from operations increased from (6.3)% for the three months to February 28, 2005, to 10.2% of net revenues for the three months ended March 31, 2006.

For three months ended March 31, 2006, losses from operations, as a percentage of net revenue for the central laboratory decreased from 165.3% for the three months ended February 28, 2005, to 6.3% for the three months ended March 31, 2006. The loss for the three months ended February 28, 2005, included the effects of other charges. The central laboratory constitutes approximately 9.4% of our business revenues in the period under review. Operating margins for our clinical research segment increased from 6.9% for the three months ended February 28, 2005, to 11.9% for the three months ended March 31, 2006. Income from operations for the clinical research segment is stated after the inclusion of a non-cash stock compensation expense of US$0.9 million for the three months ended March 31, 2006. No non-cash stock compensation expense was recorded in the three months ended February 28, 2005.

Net interest income for the three months ended March 31, 2006 was $0.6 million, an increase of $0.4 million over the amount of net interest income for the three months ended February 28, 2005. Higher average level of funds invested and higher interest rates over the prior period contributed to the increased interest income.

ICON's effective tax rate for the three months ended March 31, 2006 was 29.2% compared with (10.5)% for the three months ended February 28, 2005. The increase is due mainly to the impact of non-cash stock compensation expense recorded in the current quarter and other charges recorded in the comparative quarter.

Liquidity and Capital Resources

The CRO industry generally is not capital intensive. Since our inception, we have financed our operations and growth primarily with cash flows from operations, net proceeds of $49.1 million raised in our initial public offering in May 1998 and net proceeds of $44.3 million raised in our public offering in August 2003. Our principal cash needs are payment of salaries, office rents, travel expenditures and payments to subcontractors. The aggregate amount of employee compensation paid in the three months ended March 31, 2006 amounted to $59.2 million and $50.6 million for the three months ended February 28, 2005. Investing activities primarily reflect capital expenditures for facilities and for information systems enhancements, the sale and purchase of short-term investments and acquisitions.

Our clinical research and development contracts are generally fixed price with some variable components and range in duration from a few months to several years. Revenue from contracts is generally recognized as income on the basis of the relationship between time incurred and the total estimated contract duration or on a fee-for-service basis. The cash flow from contracts typically consists of a down payment of between 10% and 20% paid at the time the contract is entered into, with the balance paid in instalments over the contract's duration and in some cases upon the achievement of certain milestones. Accordingly, cash receipts do not necessarily correspond to costs incurred and revenue recognized on contracts.

As of March 31, 2006, our working capital amounted to $142.4 million, compared to $132.3 million at December 31, 2005. The other significant influence on our operating cash flow is revenue outstanding, which comprises accounts receivable and unbilled revenue, less payments on account. The dollar values of these amounts and the related days revenue outstanding can vary due to the achievement of contractual milestones, including contract signing, and the timing of cash receipts. The number of days revenue outstanding was 56 days at March 31, 2006, compared to 65 days at December 31, 2005.

Net cash provided by operating activities was $10.5 million in the three months ended March 31, 2006, compared to $12.6 million in the three months ended February 28, 2005.

Net cash used in investing activities was $4.5 million in the three months ended March 31, 2006, compared to $3.2 million in the three months ended February 28, 2005, due to additional capital expenditure on property, plant and equipment during the period.

Net cash used in financing activities was $3.0 million in the three months ended March 31, 2006, compared to $9.6 million in the three months ended February 28, 2005, primarily due to reduced bank overdraft repayments.

As a result of these cash flows, cash and cash equivalents increased by $3.0 million in the three months ended March 31, 2006, compared to a decrease of $0.08 million in the three months ended February 28, 2005.

On July 3, 2003, ICON entered into a facility agreement (the "Facility Agreement") for the provision of a term loan facility of U.S.$40 million, multi-currency overdraft facility of $5 million and revolving credit facility of $15 million (the "Facilities") with The Governor and Company of the Bank of Ireland and Ulster Bank Ireland Limited (the “Banks”). Our obligations under the Facilities are secured by certain composite guarantees and indemnities and pledges in favour of each of the banks. This facility bears interest at an annual rate equal to the Banks’ Prime Rate plus three quarters of one percent. ICON plc and its subsidiaries are entitled to make borrowings under the term loan facility of $40 million and the multi currency overdraft facility of $5 million. As at March 31, 2006, the full amounts of the term loan facility and the multi currency overdraft were available to be drawn down. As at March 31, 2006, the full amount of the $15 million revolving credit facility was available to be drawn down.

The Company also entered into an overdraft agreement with Allied Irish Banks, plc (“AIB”) whereby the company guarantees any overdraft of its subsidiary ICON Clinical Research GmbH up to an amount €120,000 (U.S.$144,912). As of March 31, 2006, the full facility was available to be drawn down.

Inflation

We believe the effects of inflation generally do not have a material adverse impact on our operations or financial conditions.

Legal Proceedings

We are not party to any litigation or other legal proceedings that we believe could reasonably be expected to have a material adverse effect on our business, results of operations and financial condition.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ICON plc

April 27, 2006

Date	/s/ Ciaran Murray
Ciaran Murray
Chief Financial Officer